

September 8, 2014

Via E-mail
Martin O'Grady
Vice President – Finance and Chief Financial Officer
Belmond Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re: Belmond Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-16017**

Dear Mr. O'Grady:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Balance Sheets, page 55

1.   We note that you separately present the assets and liabilities held by variable interest entities on your balance sheet. In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

Note 9. Other intangible assets, page 81

2.   We note that you adopted the brand name "Belmond" in 2014. Please tell us the impact, if any, this change had on the value of your trade name intangible asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3429 if you have questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Staff Accountant